EXHIBIT 99.1

GRAPHEX

Graphex Group Limited
烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)
Stock Code: 6128 NYSE American: GRFX

2022 Interim Report

Contents

2	Financial Highlights

3	Corporate Information

5	Unaudited Interim Condensed Consolidated Statement of Profit or Loss

6	Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

7	Unaudited Interim Condensed Consolidated Statement of Financial Position

9	Unaudited Interim Condensed Consolidated Statement of Changes in Equity

11	Unaudited Interim Condensed Consolidated Statement of Cash Flows

13	Notes to Unaudited Interim Condensed Consolidated Financial Statements

43	Management Discussion and Analysis

53	Other Information

1

FINANCIAL HIGHLIGHTS

	For the six months ended 30 June
	2022	2021
Results	HK$’000	HK$’000	Change

Revenue	163,133	182,622	-10.7%

Graphene products business	103,438	107,297	-3.6%
Landscape architecture business	57,738	69,910	-17.4%
Catering	1,957	5,415	-63.9%

Adjusted EBITDA*	25,659	31,670	-19.0%

Graphene products business	23,150	23,951	-3.3%
Landscape architecture business	2,049	6,654	-69.2%
Catering	460	1,065	-56.8%

Loss before tax	(65,302)	(71,659)	-8.9%
Loss attributable to owners of the parent	(59,633)	(64,701)	-7.8%

	HK cents	HK cents
Basic loss per share attributable to ordinary equity holders of the parent	(11.56)	(13.44)	-14.0%

	At 30 June	At 31 December
	2022	2021
Results	HK$’000	HK$’000	Change

Total assets	1,036,114	1,096,905	-5.5%
Net assets	329,147	191,012	+72.3%
Shareholder’s equity	335,582	197,306	+70.1%
Cash and bank balances	27,267	30,240	-9.8%
Debt	321,950	469,759	-31.5%

*	Non-IFRS Measure

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with International Financial Reporting Standards (“IFRSs”), adjusted EBITDA is used as an additional financial measure throughout this interim report. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company’s consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures and impairment losses on financial and contract assets and corporate expenses.

Please refer to note 4 to the unaudited condensed consolidated financial statements in this interim report for reconciliation of loss before tax, an IFRS measure, to adjusted EBITDA.

2

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Mr. Lau Hing Tat Patrick

Mr. Chan Yick Yan Andross

Mr. Yang Liu (retired on 29 June 2022)

Mr. Qiu Bin

Non-executive Directors

Mr. Ma Lida

Independent non-executive Directors

Ms. Tam Ip Fong Sin

Mr. Wang Yuncai

Mr. Liu Kwong Sang

Mr. Tang Zhaodong

Mr. Chan Anthony Kaikwong

COMPANY SECRETARY

Mr. Kwok Ka Hei

REGISTERED OFFICE

Windward 3

Regatta Office Park

PO box 1350

Grand Cayman KY1-1108

Cayman Islands

HEADQUARTER, HEAD OFFICE
AND PRINCIPAL PLACE OF BUSINESS
IN HONG KONG

11/F COFCO Tower

262 Gloucester Road

Causeway Bay

Hong Kong

AUDIT COMMITTEE

Mr. Liu Kwong Sang (Chairman)

Ms. Tam Ip Fong Sin

Mr. Wang Yuncai

Mr. Ma Lida

REMUNERATION COMMITTEE

Ms. Tam Ip Fong Sin (Chairlady)

Mr. Wang Yuncai

Mr. Chan Yick Yan Andross

NOMINATION COMMITTEE

Mr. Lau Hing Tat Patrick (Chairman)

Mr. Wang Yuncai

Ms. Tam Ip Fong Sin

3

CORPORATE WEBSITE

www.graphexgroup.com

AUTHORISED REPRESENTATIVES

Mr. Kwok Ka Hei

Mr. Chan Yick Yan Andross

ALTERNATES TO AUTHORISED
REPRESENTATIVES

Mr. Lau Hing Tat Patrick

PRINCIPAL BANKERS

Bank of China (Hong Kong)

Bank of Communications

The Bank of East Asia

The Hongkong and Shanghai Banking

PRINCIPAL SHARE REGISTRAR OFFICE

Ocorian Trust (Cayman) Limited

Windward 3

Regatta Office Park

PO box 1350

Grand Cayman KY1-1108

Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited

17/F, Far East Finance Centre

16 Harcourt Road

Hong Kong

ADR DEPOSITARY

Bank of New York Mellon

INVESTOR RELATIONS

Email: investrel@graphexgroup.com

LEGAL ADVISER AS TO HONG KONG LAW

Tso Au Yim & Yeung

AUDITOR

Crowe (HK) CPA Limited

4

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

		For the six months ended 30 June
		2022	2021
		(Unaudited)	(Unaudited)
	Notes	HK$’000	HK$’000

REVENUE	3	163,133	182,622
Cost of sales	7	(104,234)	(111,761)

GROSS PROFIT		58,899	70,861

Other income and gains	5	8,580	8,033
Selling and marketing expenses		(2,204)	(6,235)
Administrative expenses		(84,959)	(100,317)
Impairment losses on financial and contract assets, net		(16,454)	(10,460)
Impairment loss of property, plant and equipment		—	(3,926)
Fair value loss on financial assets at fair value through profit or loss		(11)	—
Finance costs	6	(28,888)	(29,439)
Share of losses of associates		(265)	(176)

LOSS BEFORE TAX	7	(65,302)	(71,659)
Income tax credit	8	5,444	4,542

LOSS FOR THE PERIOD		(59,858)	(67,117)
Attributable to:
Owners of the parent		(59,633)	(64,701)
Non-controlling interests		(225)	(2,416)

		(59,858)	(67,117)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic
– For loss for the period	10	HK(11.56) cents	HK(13.44) cents

Diluted
– For loss for the period		HK(11.56) cents	HK(13.44) cents

5

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

LOSS FOR THE PERIOD	(59,858)	(67,117)

OTHER COMPREHENSIVE (LOSS)/INCOME
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(30,745)	8,492

	(30,745)	8,492

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD, NET OF TAX	(30,745)	8,492

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(90,603)	(58,625)

Attributable to:
Owners of the parent	(90,462)	(56,155)
Non-controlling interests	(141)	(2,470)

	(90,603)	(58,625)

6

Unaudited Interim Condensed Consolidated Statement of Financial Position

		30 June 2022	31 December 2021
		(Unaudited)	(Audited)
	Notes	HK$’000	HK$’000

NON-CURRENT ASSETS
Property, plant and equipment		67,624	74,592
Goodwill		101,939	101,939
Other intangible assets		558,175	608,606
Investments in associates		236	521
Equity investments designated at fair value through other comprehensive income		1,255	1,312
Prepayments, deposits and other receivables		559	131
Deferred tax assets		5,140	3,316

Total non-current assets		734,928	790,417

CURRENT ASSETS
Inventories		4,464	37,809
Trade and bills receivables	11	176,992	123,520
Prepayments, deposits and other receivables		57,628	69,723
Financial assets at fair value through profit or loss		22	—
Contract assets		33,548	43,870
Tax recoverable		96	103
Pledged bank deposits		1,169	1,223
Cash and cash equivalents		27,267	30,240

Total current assets		301,186	306,488

CURRENT LIABILITIES
Trade payables	12	21,983	8,875
Other payables and accruals		97,959	147,456
Lease liabilities		6,435	7,918
Convertible notes		16,765	—
Interest-bearing borrowings	13	186,419	169,876
Tax payable		36,303	39,740

Total current liabilities		365,864	373,865

NET CURRENT LIABILITIES		(64,678)	(67,377)

TOTAL ASSETS LESS CURRENT LIABILITIES		670,250	723,040

7

		30 June 2022	31 December 2021
		(Unaudited)	(Audited)
	Notes	HK$’000	HK$’000

NON-CURRENT LIABILITIES
Lease liabilities		50,889	53,232
Interest-bearing borrowings	13	—	11,577
Promissory note	14	87,538	264,681
Convertible notes	15	31,228	23,625
Consideration payable		86,500	86,500
Deferred tax liabilities		84,948	92,413

Total non-current liabilities		341,103	532,028

NET ASSETS		329,147	191,012

EQUITY
Equity attributable to owners of the parent
Share capital	16	5,414	5,091
Preference shares	16	3,236	—
Treasury shares	16	—	—
Other reserves		326,932	192,215

		335,582	197,306
Non-controlling interests		(6,435)	(6,294)

TOTAL EQUITY		329,147	191,012

8

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2022

	Share capital	Treasury shares	Preference shares	*Share premium account	*Share- based payment reserve	*Equity component of convertible notes	*Warrant reserve	*Fair value reserve	*Capital reserve	*Reserve funds	*Exchange fluctuation reserve	*Accumulated losses	Total	Non- controlling interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2022
As previously reported	5,091	—	—	362,856	7,687	15,414	15,196	(1,447)	5	10,701	51,209	(269,406)	197,306	(6,294)	191,012
Loss for the period	—	—	—	—	—	—	—	—	—	—	—	(59,633)	(59,633)	(225)	(59,858)
Other comprehensive loss for the period:
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	—	—	—	(30,829)	—	(30,829)	84	(30,745)

Total comprehensive loss for the period	—	—	—	—	—	—	—	—	—	—	(30,829)	(59,633)	(90,462)	(141)	(90,603)
Issue of preference shares upon the conversion of promissory note	—	—	3,236	179,682	—	—	—	—	—	—	—	—	182,918	—	182,918
Issue of convertible notes	—	—	—	—	—	19,179	12,409	—	—	—	—	—	31,588	—	31,588
Issue of ordinary shares upon conversion of convertible notes	203	—	—	11,484	—	(5,255)	—	—	—	—	—	—	6,432	—	6,432
Issue of ordinary shares upon exercise of share option	120	—	—	11,280	(3,600)	—	—	—	—	—	—	—	7,800	—	7,800

At 30 June 2022 (unaudited)	5,414	—	3,236	565,302	4,087	29,338	27,605	(1,447)	5	10,701	20,380	(329,039)	335,582	(6,435)	329,147

*	These reserve accounts as at 30 June 2022 comprise the consolidated reserves of HK$326,932,000 (31 December 2021: HK$192,215,000) in the condensed consolidated statement of financial position.

9

	Share capital	Treasury shares	*Share premium account	*Share-based payment reserve	*Convertible notes-equity component reserve	*Fair value reserve	*Capital reserve	*Reserve funds	*Exchange fluctuation reserve	*Accumulated losses	Total	Non- controlling interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2021
As previously reported	4,823	(99)	342,643	—	—	(1,482)	5	10,701	30,786	(215,860)	171,517	(2,987)	168,530
Loss for the period	—	—	—	—	—	—	—	—	—	(64,701)	(64,701)	(2,416)	(67,117)
Other comprehensive loss for the period:
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	—	8,546	—	8,546	(54)	8,492

Total comprehensive loss for the period	—	—	—	—	—	—	—	—	8,546	(64,701)	(56,155)	(2,470)	(58,625)
Issue of convertible notes	—	—	—	—	21,827	—	—	—	—	—	21,827	—	21,827
Issue of ordinary shares upon conversion of convertible notes	60	—	3,815	—	(2,363)	—	—	—	—	—	1,512	—	1,512
Equity-setted share-based transactions	—	99	5,762	8,206	—	—	—	—	—	—	14,067	—	14,067
Dividend paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(3,351)	(3,351)

At 30 June 2021 (Unaudited)	4,883	—	352,220	8,206	19,464	(1,482)	5	10,701	39,332	(280,561)	152,768	(8,808)	143,960

*	These reserve accounts as at 30 June 2021 comprise the consolidated reserves of HK$147,885,000 (31 December 2020: HK$166,793,000) in the condensed consolidated statement of financial position.

10

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2022

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(65,302)	(71,659)
Adjustments for:
Finance costs	28,888	29,439
Share of losses of associates	265	176
Interest income	(781)	(356)
Amortisation and depreciation	31,631	33,782
Equity settled share-based payment expenses	—	14,067
Dividend income from equity instruments at fair value through other comprehensive income	(63)	—
Loss on disposal of property, plant and equipment	63	29
Impairment loss of property, plant and equipment	—	3,926
Impairment loss of trade receivables, net	4,207	5,967
Impairment loss of contract assets, net	9,567	4,042
Impairment loss of other receivables and other assets, net	2,680	451
Gain on lease termination	(43)	—
Waiver of interest on convertible notes	(2,377)	—
Waiver of interest on other borrowings	(67)	—
Loss on promissory note from issue of preference shares upon conversion	818	—
Exchange differences, net	(243)	(263)
Fair value changes on financial assets at fair value through profit or loss	11	—

	9,254	19,601
Decrease/(increase) in inventories	32,735	(23,411)
Increase in trade and bills receivables	(64,863)	(52,665)
(Increase)/decrease in contract assets	(834)	3,000
Decrease in prepayments, deposits and other receivables	10,948	37,481
Increase in trade payables	13,943	4,090
(Decrease)/increase in other payables and accruals	(6,034)	4,288
Increase/(decrease) in contract liabilities	7,548	(3,810)

Cash generated from/(used in) operations	2,697	(11,426)
Interest received	36	106
Income tax paid	(1,913)	(192)

Net cash flows generated from/(used in) operating activities	820	(11,512)

11

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	115	—
Repayment of restricted bank deposits	—	5,803
Purchases of items of property, plant and equipment	(176)	(539)
Proceeds from disposal of property, plant and equipment	98	—
Repayment of a loan from a joint venture	4,434	4,569
Loan advanced to joint ventures	(8,123)	(4,174)
Loan advanced to an associate	(302)	—
Purchase of the other intangible asset	(62)	—
Dividend from equity instruments at fair value through other comprehensive income	63	—

Net cash flows (used in)/generated from investing activities	(3,953)	5,659

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of corporate bonds	—	8,000
Repayment of corporate bonds	—	(36,500)
Corporate bonds issue expense	—	(560)
Proceeds from issue of convertible notes	6,587	46,500
Proceeds from issue of share for exercise of share options	3,925	—
Proceeds from bank borrowings	5,606	6,009
Repayment of bank borrowings	(6,041)	—
Proceeds from other borrowings	8,927	—
Repayment of other borrowings	(483)	—
Repayment of bank overdrafts	—	(3,445)
Interest paid	(10,712)	(6,590)
Repayment of lease liabilities	(6,989)	(8,740)
Dividend paid to shareholders	—	(4)
Dividend paid to non-controlling interests	—	(3,351)
Loan from a joint venture	4,620	909
Repayment of loan to a joint venture	(4,022)	(6,549)

Net cash flows generated from/(used in) financing activities	1,418	(4,321)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,715)	(10,174)
Cash and cash equivalents at beginning of period	30,240	37,709
Effect of foreign exchange rate changes, net	(1,258)	910

CASH AND CASH EQUIVALENTS AT END OF PERIOD	27,267	28,445

12

Notes to Unaudited Interim Condensed Consolidated Financial Statements

30 June 2022

1. CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Group are the business of processing and sale of graphite and graphene related products in Mainland China (“Graphene products business”), landscape architecture services business mainly in Hong Kong and Mainland China and catering business in Mainland China.

2. BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

2.1 Basis of Preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2022 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2021. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated.

All intra-group transactions and balances have been eliminated on consolidation.

Going concern

The Group recorded a net loss of HK$59,633,000 for the period ended 30 June 2022 and net current liabilities of HK$64,678,000 as at 30 June 2022. As at 30 June 2022, the Group’s interest-bearing borrowings repayable within twelve months amounted to HK$186,419,000 while the Group’s unrestricted cash and cash equivalents was HK$27,267,000. These facts and circumstances indicate the existence of a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern. In view of these circumstances, the directors have taken various measures with an aim to improve the Group’s liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period taken into account the followings:

(i)	The Group has taken various cost control measures to tighten the costs of operation including closing down under-performing restaurants;

(ii)	Liaisons with the lenders to extend the existing liabilities; and

(iii)	The Group is actively considering to raise new capital by way of issuing new equity and/or debt securities. Taking into account their evaluation and other measures above, the directors are of the opinion that the Group will have sufficient working capital to finance its operations and meet its financial obligations as and when they fall due in foreseeable future. As such, it is appropriate to prepare the interim condensed consolidated financial statements of the Group on a going concern basis.

13

2. BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES (Continued)

2.1 Basis of Preparation (Continued)

Going concern (Continued)

With continuously increasing in the new infections of COVID-19 globally and outbreak of Omicron, PRC and Hong Kong which have led to a series of precautionary and control measures implemented across several cities of PRC. Shanghai, one of the main place of operation of the Group, has been locked down since March 2022. Taking into account the possible derail of recovery due to unfavorable macro environment and the pandemic impact, the Group will continue assessing the impacts of Omicron on the financial performance of the Group and will react proactively to the evolving market conditions. However, due to the inherent unpredictable nature and rapid development of COVID-19, the Group is not able to assess the potential quantified impact. As of the date of approval of the interim condensed consolidated financial statements, the directors of the Company consider that there is no material uncertainty as result of COVID-19 lockdown. Should the going concern assumption be inappropriate, adjustments may have to be made to write down the value of assets to their recoverable amounts, to provide for any further liabilities that may arise, and to reclassify noncurrent assets and non-current liabilities as current assets and current liabilities, respectively. The effects of these adjustments have not been reflected in the interim consolidated financial statements.

2.2 Changes in accounting policies and disclosure

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2021, except for the adoption of new standards effective as of 1 January 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The IASB has issued a number of new or amended IFRSs that are first effective for the current accounting period of the Group:

Amendments to IFRS 16	COVID-19-Related Rent Concessions beyond 30 June 2021
Amendments to IAS 16	Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts – Cost of Ful-lling a Contract
Amendments to IFRS 3	Reference to the Conceptual Framework
Annual Improvements to IFRSs 2018-2020	Amendments to IFRS 9 – Financial Instruments and Amendments to IFRS 16 – Leases

Other than as noted below, the adoption of the new or amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented. The Group has not early applied any new or amended IFRSs that is not yet effective for the current accounting period.

14

3. REVENUE

An analysis of revenue is as follows:

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Type of goods or services
– Sales of graphene products	103,438	107,297
– Landscape architecture services	57,738	69,910
– Catering revenue	—	3,552
– Catering management services	1,957	1,863

Total Revenue	163,133	182,622

Geographical markets
– Mainland China	151,064	169,785
– Hong Kong	11,639	12,406
– Others	430	431

Total Revenue	163,133	182,622

Timing of revenue recognition
– Goods transferred at a point in time	103,438	110,849
– Services transferred over time	59,695	71,773

Total Revenue	163,133	182,622

15

4. OPERATING SEGMENT INFORMATION

For management purposes, the Group has identified the following three major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a)	Processing and sales of graphite and graphene related products (“Graphene products segment”);

(b)	Providing landscape architecture services (“Landscape architecture services segment”); and

(c)	The catering business focuses on operation of restaurants (“Catering segment”).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group’s profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

16

4. OPERATING SEGMENT INFORMATION (Continued)

The following tables present revenue and profit/loss information for the Group’s operating segments for the six months ended 30 June 2022 and 2021.

Six months ended 30 June 2022 (Unaudited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Segment revenue
Sales to external customers	103,438	57,738	1,957	163,133
Elimination of inter-segment sales	—	—	—	—

Segment results	(5,594)	(19,397)	166	(24,825)
Reconciliations:
Unallocated income and gains				2,979
Unallocated expenses				(17,258)
Unallocated finance costs				(25,933)
Share of losses of associates				(265)

Loss before tax				(65,302)

Adjusted EBITDA (note (i))	23,150	2,049	460	25,659

Six months ended 30 June 2021 (Unaudited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Segment revenue
Sales to external customers	107,297	69,910	5,415	182,622
Elimination of inter-segment sales	—	—	—	—

Segment results	(4,719)	(9,850)	(4,379)	(18,948)
Reconciliations:
Unallocated income and gains				365
Unallocated expenses				(26,574)
Unallocated finance costs				(26,326)
Share of losses of associates				(176)

Loss before tax				(71,659)

Adjusted EBITDA (note (i))	23,951	6,654	1,065	31,670

17

4. OPERATING SEGMENT INFORMATION (Continued)

The following tables present assets and liabilities information for the Group’s operating segments as at 30 June 2022 and 31 December 2021.

30 June 2022 (Unaudited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Segment assets	892,906	154,692	5,596	1,053,194
Reconciliations:
Elimination of inter segment receivables				(87,160)
Unallocated assets				70,080

Total assets				1,036,114

Segment liabilities	66,815	100,839	57,483	225,137
Reconciliations:
Elimination of inter segment payables				(87,160)
Unallocated liabilities				568,990

Total liabilities				706,967

31 December 2021 (Audited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Segment assets	932,181	163,591	9,940	1,105,712
Reconciliations:
Elimination of inter segment receivables				(45,628)
Unallocated assets				36,821

Total assets				1,096,905

Segment liabilities	97,803	165,856	68,258	331,917
Reconciliations:
Elimination of inter segment payables				(45,628)
Unallocated liabilities				619,604

Total liabilities				905,893

18

4. OPERATING SEGMENT INFORMATION (Continued)

The following tables present other segment information for the Group’s operating segments for the six months ended 30 June 2022 and 2021.

Six months ended 30 June 2022 (Unaudited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Other segment information
Share of losses of associates unallocated				(265)
Impairment losses recognised in the statement of profit or loss – Financial and contract assets	—	(16,454)	—	(16,454)
Reconciliation:
Unallocated				—

Total				(16,454)

Depreciation and amortisation	26,309	4,676	80	31,065
Reconciliation:
Unallocated				566

Total				31,631

Income and gains allocated	2	5,394	205	5,601
Finance costs allocated	2,435	305	215	2,955
Investment in an associate unallocated				236

Capital expenditure (note (ii))	—	229	9	238
Reconciliation:
Unallocated				—

Total				238

19

4. OPERATING SEGMENT INFORMATION (CONTINUED)

Six months ended 30 June 2021 (Unaudited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Other segment information
Share of losses of associates unallocated				(176)
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	—	(10,009)	(451)	(10,460)
– Property, plant and equipment	—	—	(3,926)	(3,926)
Reconciliation:
Unallocated				—

Total				(14,386)

Depreciation and amortisation	26,147	6,009	935	33,091
Reconciliation:
Unallocated				691

Total				33,782

Income and gains allocated	133	7,333	202	7,668
Finance costs allocated	2,523	457	133	3,113
Investment in an associate unallocated				—

Capital expenditure (note (ii))	—	473	—	473
Reconciliation:
Unallocated				—

Total				473

20

4. OPERATING SEGMENT INFORMATION (CONTINUED)

Note:

(i)	Adjusted EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures and impairment losses on financial and contract assets and corporate expenses.

A reconciliation of Adjusted EBITDA to consolidated loss before income tax is provided as follows:

	30 June 2022	30 June 2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Loss before tax	(65,302)	(71,659)
Add:
Finance costs	28,888	29,439
Amortisation and depreciation
– property, plant and equipment	1,965	2,722
– right-of-use assets	5,140	6,542
– other intangible assets	24,526	24,518

EBITDA	(4,783)	(8,438)

Impairment loss of property, plant and equipment	—	3,926
Impairment loss of trade receivables, net	4,207	5,967
Impairment loss of contract assets, net	9,567	4,042
Impairment loss of other receivables, net	2,680	451
Fair value changes on financial assets at fair value through profit or loss	11	—
Loss on disposal of items of property, plant and equipment	63	29
Share of losses of associates	265	176
Dividend income from equity investments at fair value through other comprehensive income	(63)	—
Corporate expenses
– Directors and corporate staff salaries	7,068	17,577
– Auditor’s remuneration	307	679
– Legal and professional expenses	5,812	4,401
– Publicity expenses	1,488	2,087
– Bank charges	440	657
– Loss on promissory note from issue of preference share upon conversion	818	—
– Others	758	481

	16,691	25,882
Unallocated income and gains
– Interest income	(458)	(356)
– Waiver of interest	(2,444)	—
– Others	(77)	(9)

	(2,979)	(365)

Adjusted EBITDA	25,659	31,670

(ii)	Capital expenditure consists of additions to property, plant and equipment and other intangible assets except for right-of-use assets.

21

5. OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Other income
Service income	4,418	6,154
Dividend income from equity instruments at fair value through other comprehensive income	63	—
Interest income	781	356
Waiver of interest on convertible notes	2,377	—
Waiver of interest on other borrowings	67	—
Government grants (note)	301	862

	8,007	7,372

Gains
Gain on lease termination	43	—
Exchange difference, net	243	263
Others	287	398

	573	661

	8,580	8,033

Note:

Government grants were received from government departments for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

6. FINANCE COSTS

An analysis of finance costs is as follows:

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Interest on interest-bearing other borrowings	7,872	12,806
Interest on convertible notes	11,267	1,457
Interest on promissory note	7,171	12,271
Interest on lease liabilities	2,578	2,905

	28,888	29,439

22

7. LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging:

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Cost of inventories	66,055	69,786
Cost of services	38,179	41,975

Cost of sales	104,234	111,761
Amortisation and depreciation

– property, plant and equipment	1,965	2,722
– right-of-use assets	5,140	6,542
– other intangible assets	24,526	24,518

	31,631	33,782
Research and development cost: current year expenditure	10,734	12,937
Lease payments for leases less than 12 months	342	706
Auditor’s remuneration	340	793
Employee benefit expense (including directors and chief executive’s remuneration):
– wages and salaries	45,893	53,304
– equity-settled share-based payment expenses	—	11,688
– pension scheme contributions (defined contribution scheme)	7,371	8,978
– welfare and other benefits	637	702

	53,901	74,672
Equity-settled share-based payment for services	—	2,379
Foreign exchange differences, net	(243)	(263)
Impairment loss of financial and contract assets
Impairment loss of trade receivables	4,207	5,967
Impairment loss of contract assets	9,567	4,042
Impairment loss of financial assets included in other receivables and other assets	2,680	451

	16,454	10,460
Fair value loss on financial assets at fair value through profit or loss	11	—
Impairment loss of property, plant and equipment	—	3,926
Loss on disposal of property, plant and equipment	63	29
Loss on promissory note from issue of preference shares upon conversion	818	—

23

8. INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2021: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計 (上海) 有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 18 November 2020 and is entitled to a preferential corporate income tax rate of 15% (2021: 15%) for a period of three years ending 31 December 2022.

前海泛亞景觀設計 (深圳) 有限公司 has been provided at the rate of 15% (2021: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2021:15%) for a period of three years ended 31 December 2021 and subject to renewal.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2021: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

Thai Gallery SRL is required to pay tax equivalent to 27.9% of taxable income, including 24% for the standard rate of Italy corporate tax (“IRES”) and 3.9% for the Italian regional production tax rate (“IRAP”).

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Current tax:
Hong Kong	—	—
Mainland China	165	441

	165	441
Deferred tax	(5,609)	(4,983)

Total tax credit for the period	(5,444)	(4,542)

24

9. DIVIDEND

The board of directors of the Company does not recommend the payment of any interim dividend (six months ended 30 June 2021: nil) for the six months ended 30 June 2022.

10. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent of HK$59,633,000 (six months ended 30 June 2021: HK$64,701,000), and the weighted average number of ordinary shares of 516,055,804 (six months ended 30 June 2021: 481,397,723) issued during the period.

	Number of shares
	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)

Shares
Weighted average number of ordinary shares in issue during the period used in the basic loss per share calculation	516,055,804	481,397,723

No adjustment has been made to the basic loss per share amounts presented for the six months ended 30 June 2022 and 2021 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilution effect on the basic loss per share amounts presented.

11. TRADE AND BILLS RECEIVABLES

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Trade and bills receivables	237,116	182,132
Allowance for impairment	(60,124)	(58,612)

	176,992	123,520

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

Included in the Group’s trade and bill receivables were amounts billed of HK$192,830,000 (2021: HK$139,018,000) and billable of HK$44,286,000 (2021: HK$43,114,000).

An ageing analysis of trade and bills receivables as at the end of the reporting period, based on the invoice date, and net of allowance for lifetime expected credit losses, is as follows:

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Within 6 months	139,723	108,532
Over 6 months but within 1 year	33,960	11,625
Over 1 year but within 2 years	3,030	2,570
Over 2 years but within 3 years	279	793

	176,992	123,520

25

12. TRADE PAYABLES

An aged analysis of trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Within 1 year	16,154	2,913
Over 1 year but within 2 years	55	2,312
Over 2 years but within 3 years	3,386	1,143
Over 3 years	2,388	2,507

	21,983	8,875

The trade payables are non-interest-bearing and are normally settled within three months.

13. INTEREST-BEARING BORROWINGS

		30 June 2022 (Unaudited)
		Effective interest rate
	Note	(%)	Maturity	HK$’000

Current
Bank borrowings – guaranteed	(a)	4.35	2023	5,426
Other borrowing – unsecured	(b)	4.75	2022	2,011
Other borrowing – unsecured	(b)	5	2022	1,085
Other borrowing – unsecured	(b)	18	On Demand	6,000
Other borrowing – unsecured	(b)	24	2022	5,000
Other borrowing – unsecured	(b)	12	2022	4,620
Other borrowing – unsecured	(b)	4	2022	3,332
Current portion of corporate bonds – unsecured		9-10.4	2021-2023	158,945

				186,419

Non-current
				—

				—

26

13. INTEREST-BEARING BORROWINGS (Continued)

		31 December 2021 (Audited)
	Notes	Effective interest rate (%)	Maturity	HK$’000

Current
Bank borrowing – guaranteed	(a)	4.785	2022	6,115
Other borrowing – unsecured	(b)	4.75	2022	2,104
Other borrowing – unsecured	(b)	5	2022	1,085
Other borrowing – unsecured	(b)	12	2022	95
Other borrowing – unsecured	(b)	8	2022	3,975
Other borrowing – unsecured	(b)	18	On demand	6,000
Current portion of corporate bonds – unsecured	(c)	9-10.04	2022	150,502

				169,876

Non-current
Other borrowing – unsecured	(b)	5.5	2023	3,875
Corporate bonds – unsecured	(c)	10.04	2023	7,702

				11,577

27

13. INTEREST-BEARING BORROWINGS (Continued)

The corporate bonds recognised in the interim condensed consolidated financial statements are calculated as follows:

	HK$6% Corporate Bonds due 2021	HK$9% Corporate Bonds due 2021	HK$6% Corporate Bonds due 2021 and 2022	HK$6% Corporate Bonds due 2021	HK$6% Corporate Bonds due 2023	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(note c)		(note d)	(note e)	(note f)

Carrying amount as at 1 January 2021	103,936	5,000	111,817	5,000	—	225,753
Issuance during the year	—	—	—	—	8,000	8,000
Transaction costs	—	—	—	—	(560)	(560)
Repayment	(75,900)	—	—	(5,000)	—	(80,900)
Interest charged	4,640	413	11,009	46	734	16,842
Interest paid and interest payable included in other payables and accruals	(3,076)	(413)	(6,924)	(46)	(472)	(10,931)

Carrying amount as at 31 December 2021	29,600	5,000	115,902	—	7,702	158,204

Carrying amount as at 1 January 2022	29,600	5,000	115,902	—	7,702	158,204
Interest charged	—	—	1,577	—	383	1,960
Interest paid and interest payable included in other payables and accruals	—	—	(979)	—	(240)	(1,219)

Carrying amount as at 30 June 2022	29,600	5,000	116,500	—	7,845	158,945

28

13. INTEREST-BEARING BORROWINGS (Continued)

Notes:

(a)	During the period ended 30 June 2022, the Group obtained bank borrowings of HK$5,606,000 (2021: HK$6,115,000) denominated in Renminbi, carry fixed interest rate at 4.35% per annum and repayable within one year. The bank borrowings were secured by a guarantee provided by the Company.

(b)	The Group’s all other borrowings were unsecured, of which, HK$5,343,000 (2021: HK$6,079,000) was denominated in Renminbi with duration of one year from the date issued. HK$15,620,000 (2021: HK$9,970,000) was denominated in Hong Kong dollars, with duration of two months to two years from the date issued. HK$1,085,000 (2021: HK$1,085,000) was denominated in US dollar with duration of six months from the date issued.

The loans from joint ventures included in the Group’s current liabilities of HK$4,620,000 (2021: HK$95,000) and HK$nil (2021: HK$3,975,000), carry interest at 12% and 8% per annum, respectively and are repayable within one year.

(c)	The Group’s corporate bonds were denominated in Hong Kong dollars, with duration of one to two years from the date subscribed.

On 7 December 2018, the Company issued HK$110,000,000 corporate bonds with a nominal value of HK$110,000,000, of which HK$105,500,000 was received in 2019. The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period.

(d)	On 25 November 2019, the Company issued HK$150,000,000 corporate bonds with a nominal value of HK$150,000,000, of which HK$79,500,000 and HK$37,000,000 was received in 2020 and 2019, respectively. The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period.

(e)	On 26 February 2020, the Company issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000, of which HK$5,000,000 was received in 2020. The bonds carry interest at a rate of 6% per annum and payable annually after the period.

(f)	On 6 January 2021, the Company issued HK$8,000,000 corporate bonds with a nominal value of HK$8,000,000, of which HK$7,440,000 was received in 2021. The bonds carry interest at a rate of 6% per annum and payable annually after the period.

(g)	The effective interest rates of HK$105,500,000 6% corporate bonds due in 2021 and HK$124,500,000 6% corporate bonds due in 2021 and 2022 were 9.13% and 10.04%, respectively.

29

14. Promissory Note

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000

At the beginning of the period	264,681	298,089
Gain on extension	—	(51,435)
Loss on promissory note from issue of preference shares upon conversion	818	—
Conversion to preference shares	(182,918)	—
Effective interest charged	7,171	24,989
Interest payable and included in other payables and accruals	(2,214)	(6,962)

At the end of the period	87,538	264,681

Note:

On 7 August 2019, the Group issued a 4-year unsecured promissory note with principal amount of HK$348,080,000 at 2% coupon rate, as part of the consideration for the acquisition of the entire issued share capital of Think High Global Limited. The effective interest rate was 8.4% at the date of issue. The fair value of the promissory note at acquisition date was estimated to be HK$274,552,000. The promissory note is carried at amortised cost.

On 9 December 2021, the Group and the promissory note holder, which is an independent third party and not a substantial shareholder of the Company, entered into an agreement to extend the maturity date from 6 August 2023 to 6 August 2026. A gain on extension of promissory note of approximately HK$51,435,000 is recognised in profit or loss for the year ended 31 December 2021. The fair value of the promissory note of HK$263,740,000 at the date of extension was determined by the directors of the Company based on the valuation prepared by an independent professional qualified valuer, CHFT, to the Group. The effective interest rate is 8.5% per annum.

On 25 March 2022, the Company issued 323,657,534 preference shares at the price of HK$0.73 per preference share to the promissory note holder for setting off against the Company’s obligation to repay part of the promissory note amounting to HK$236,270,000, which has a carrying amount of HK$182,100,000.

30

15. CONVERTIBLE NOTES

The convertible notes recognised in the interim condensed consolidated statement of financial position are bifurcated into two components for accounting purposes, namely the liability component and the equity component, and the movements in these components during the reporting period are as follows:

	Liability component	Equity component	Warrant reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000

As at 1 January 2021	—	—	—	—
Proceeds from issuance of convertible notes	26,095	21,407	15,196	62,698
Effective interest for the year	6,258	—	—	6,258
Conversion to ordinary shares	(8,728)	(5,993)	—	(14,721)

At the 31 December 2021	23,625	15,414	15,196	54,235

Proceeds from issuance of convertible notes	21,964	19,179	12,409	53,552
Effective interest for the year	8,836	—	—	8,836
Conversion to ordinary shares	(6,432)	(5,255)	—	(11,687)

At the 30 June 2022	47,993	29,338	27,605	104,936

Current portion of convertible notes	(16,765)

Non-current portion of convertible notes	31,228

Pursuant to the subscription agreement entered into between the Company and Lexinter International Inc. (“Lexinter”) on 19 January 2021, the Company shall issue the convertible notes and warrants in tranches up to the aggregate amount not exceeding the total commitment of US$15,000,000 (equivalent to HK$116,250,000) but not less than the minimum commitment of US$5,000,000 (equivalent to HK$38,750,000) which are secured by the share charge and the purchase of the warrants at the price of US$1 (equivalent to HK$7.75). The conversion price is HK$0.65 per conversion share and the convertible notes bear interest of 5.5% per annum and will be due on the second anniversary of their issue dates. The amount of the warrants to be issued by the Company shall be equivalent to 50% of the principal amount of the convertible notes issued by the Company to Lexinter. The warrant subscription rights attached to the warrants are exercised at the warrant exercise price of HK$0.65 per warrant share.

During the period ended 30 June 2022, the Company issued convertible notes in tranches in an aggregate amount of US$6,910,000 (equivalent to HK$53,552,000) (year ended 31 December 2021: US$8,090,000 (equivalent to HK$62,698,000)) to Lexinter (year ended 31 December 2021: Lexinter and two assignees of Lexinter).

31

15. CONVERTIBLE NOTES (Continued)

At the time of issuance, the Company allocated the proceeds to the convertible notes and warrants subscription rights based on their relative fair values in accordance with International Accounting Standard 39 as follows:

(i)	Liability component of the convertible notes represents the present value of the contractually determined stream of future cash flows discounted at the prevailing market interest rates applicable to instruments of comparable credit status taken into account the business risk and financial risk of the Company. The effective interest rates of the liability component are 22.04% to 56.61%.

(ii)	Equity component of convertible notes and warrant subscription rights represent the excess of proceeds of the convertible notes over the amount initially recognised as the liability of the convertible notes.

(iii)	Warrants are exercisable from the issue date of warrants to the maturity date, which is five years from the date of issue with a subscription price of HK$0.65 per warrant share and are accounted for as an equity instrument in the Company’s warrant reserve.

During the period ended 30 June 2022, convertible notes with principal amount of US$1,700,000 (equivalent to HK$13,175,000) (2021: US$2,250,000 (equivalent to HK$17,437,500)) were converted into 20,269,229 (2021: 26,826,921) ordinary shares at HK$0.65 (2021: HK$0.65) per ordinary share in accordance with the subscription agreement.

32

16. SHARE CAPITAL AND TREASURY SHARES

Ordinary Shares

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Issued and fully paid 541,386,150 (2021: 509,116,921) ordinary shares	5,414	5,091

A summary of movements in the Company’s share capital is as follows:

	Number of issued and fully paid	Nominal value of shares	Share premium account
	shares	HK$’000	HK$’000

As at 31 December 2021 and 1 January 2022	509,116,921	5,091	370,138
Issue of ordinary shares upon conversion of convertible notes (note (a))	20,269,229	203	11,484
Issue of ordinary shares upon exercise of share options (note (b))	12,000,000	120	11,280

As at 30 June 2022	541,386,150	5,414	392,902

Note:

(a)	Conversion of convertible notes

On 15 February 2022, convertible notes with principal amount of US$200,000 was converted into 2,384,615 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 31 March 2022, convertible notes with principal amount of US$1,500,000 was converted into 17,884,614 ordinary shares at conversion price of HK$0.65 per ordinary shares.
(b)	On 10 May 2022, 11 May 2022 and 6 June 2022, the directors exercised their share options under the Company’s share option scheme, the Company allotted and issued 4,000,000, 5,961,538 and 2,038,462 shares, respectively.

33

16. SHARE CAPITAL AND TREASURY SHARES (Continued)

Preference shares

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Issued and fully paid 323,657,534 (2021:nil) preference shares	3,236	—

A summary of movements in the Company’s preference share is as follows:

	Number of issued and fully paid preference	Nominal value of shares	Share premium account
	shares	HK$’000	HK$’000

As at 1 January 2022	—	—	—
Issue of preference shares upon conversion of promissory note (note (a))	323,657,534	3,236	179,682

As at 30 June 2022	323,657,534	3,236	179,682

Note:

(a)	On 25 March 2022, the Company issued 323,657,534 preference shares at the price of HK$0.73 per preference share to the promissory note holder for setting off against the Company’s obligation to repay part of the extended promissory note amounting to HK$236,270,000. More details of the preference shares were set out in the announcements of the Company dated 9 December 2021 and 25 March 2022, and circular of the Company dated 1 March 2022.

34

16. SHARE CAPITAL AND TREASURY SHARES (Continued)

Treasury shares

A summary of movements in the Company’s treasury shares is as follows:

	Number of issued and fully paid	Nominal value of shares	Share premium account
	shares	HK$’000	HK$’000

As at 1 January 2022	50,000	—	(7,282)
Shares vested	—	—	—

As at 30 June 2022	50,000	—	(7,282)

Share award scheme

On 21 August 2014, the Company adopted a share award scheme. The specific objectives of the share award scheme are (i) to recognise the contributions by certain employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group.

Subject to any early termination as may be determined by the board of directors of the Company (the “Board”) pursuant to the rules of the share award scheme (the “Scheme Rules”), the share award scheme shall be valid and effective for a term of 10 years commencing on 21 August 2014.

The share award scheme shall be subject to the administration of the Company’s board of directors (the “Board”) and the trustee in accordance with the Scheme Rules and the trust deed as appointed by the Company. The trustee shall hold the trust fund in accordance with the terms of the trust deed.

The board of directors may from time to time cause to be paid the fund to the trust by way of settlement or otherwise contribution by the Company or any subsidiary as directed by the Board which shall constitute part of the trust fund, for the purchase of the Company’s shares and other purposes set out in the Scheme Rules and the trust deed. Subject to the Scheme Rules, the Board may from time to time instruct the trustee in writing to purchase the Company’s shares. Once purchased, the Company’s shares are to be held by the trustee for the benefit of employees under the trust on and subject to the terms and conditions of the share award scheme and the trust deed. On each occasion, when the Board instructs the trustee to purchase the Company’s shares, it shall specify the maximum amount of funds to be used and the range of prices at which such shares of the Company are to be purchased. The trustee may not incur more than the maximum amount of funds or purchase any shares of the Company at a price falling outside the range of prices so specified unless with the prior written consent of the Board.

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16. SHARE CAPITAL AND TREASURY SHARES (Continued)

Share award scheme (Continued)

Subject to the provision of the share award scheme, the Board may, from time to time at its absolute discretion, select any eligible person who contributes to the success of the Group’s operations (“Eligible Person”) other than those excluded for participation in the share award scheme, and grant awarded shares to the selected Eligible Person at no consideration in a number and on terms and conditions as it may determine at its absolute discretion.

Subject to the terms and conditions of the share award scheme and the fulfilment of all vesting conditions to the vesting of the awarded shares on such selected Eligible Person as specified in the share award scheme and the grant notice, the respective awarded shares held by the trustee on behalf of the selected Eligible Person pursuant to the provision hereof shall vest to such selected Eligible Person in accordance with the vesting schedule (if any) as set out in the grant notice, and the trustee shall cause the awarded shares to be transferred to such selected Eligible Person on the vesting date.

Prior to the vesting date, any award made pursuant to the share award scheme shall be personal to the selected Eligible Person to whom it is made and shall not be assignable and no selected Eligible Person shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to the awarded shares referable to him/her pursuant to such award.

The Board may at its discretion, with or without further conditions, grant additional shares of the Company or cash award out of the trust fund representing all or part of the income or distributions (including but not limited to cash income or dividends, cash income or net proceeds from sales of non-cash and non-scrip distributions, bonus shares and scrip dividends) declared by the Company or derived from such awarded shares during the period from the date of award to the vesting date to a selected Eligible Person upon the vesting of any awarded shares.

On 28 January 2021, the Board resolved to grant an aggregate of 9,931,275 shares to 10 selected participants (including 5 executive directors and 1 non-executive director of the Company). All of these shares were vested on 28 January 2021. The fair value of the 9,931,275 shares awarded on the grant date was valued at HK$0.59 each share. The related fair value of the vested shares of HK$99,000 was released from treasury shares and the difference of HK$5,760,000 was credited to share premium.

During the period ended 30 June 2022, the equity-settled share-based compensation under the Scheme of HK$nil (2021: HK$5,859,000) is included in employee benefit expenses.

EIL share award scheme

On 19 January 2021, an indirect wholly owned subsidiary of the Group, Earthasia (International) Limited (“EIL”), adopted the EIL Share Award Scheme.

On 28 January 2021, the Board approved to grant an aggregate number of 100 shares under the EIL Share Award Scheme to two directors of the Company. The fair value of the 100 shares awarded on the grant date was valued at HK$5,208.89 each share.

100 shares were vested on 28 January 2021. The related fair value of the vested shares at HK$5,208.89 per share, totalling HK$521,000 was recognised as employee benefit expenses for the year ended 31 December 2021.

During the period ended 30 June 2022, the equity-settled share-based compensation under the EIL share award scheme of HK$nil (2021: HK$521,000) is included in employee benefit expenses.

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16. SHARE CAPITAL AND TREASURY SHARES (Continued)

Warrants

As at 30 June 2022, the Company had 89,423,076 (31 December 2021: 48,228,846) warrants outstanding. Each warrant entitles the registered holder to purchase one share of the Company at HK$0.65 per warrant share, subject to adjustment, at any time commencing on the grant date. The warrants will expire on the fifth anniversary of the grant date.

SUMMARY OF WARRANT ACTIVITY

	Number of securities to be issued upon exercise of outstanding warrants	Weighted- average exercise Price	Weighted average remaining contractual life in years

As at 1 January 2022	48,228,846	0.65	4.3 years
Issue of warrants (note (a))	41,194,230	0.65	4.5 years

As at 30 June 2022	89,423,076	0.65	4.4 years

Note:

(a)	On 10 January, 2022, the Company issued warrants to the subscriber at the warrant purchase price of US$1 for the amount of US$3,455,000 which entitle the warrant holder to subscribe for 41,194,240 new shares of the Company at the exercise price of HK$0.65 per share.

17. SHARE OPTION SCHEME

A share option scheme (the “Share Option Scheme”) was conditionally approved by the Company on 3 June 2014 for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations and the Share Option Scheme became effective on 25 June 2014. Eligible participants of the Share Option Scheme are the directors, including independent non-executive directors, of the Company and any entity in which the Group holds at least 20% of its shares (the “Invested Entity”), other employees of the Group or the Invested Entity, suppliers of goods or services to the Group or the Invested Entity, the customers of the Group or the Invested Entity, person that provides technological support to the Group or the Invested Entity, shareholders of the Group or the Invested Entity, holders of any securities issued by the Group or the Invested Entity, the advisor or consultant to the Group or the Invested Entity, and any non-controlling shareholder in the Company’s subsidiaries.

The maximum number of unexercised share options currently permitted to be granted under the Share Option Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue from time to time. The maximum number of shares issuable under share options to each eligible participant in the scheme within any 12-month period is limited to 1% of the shares of the Company in issue from time to time. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting.

The proposed refreshment of the mandate limit was approved by the shareholders at the EGM on 24 March 2022 pursuant to which the Board may grant share options to eligible participants under the Share Option Scheme of the Company to subscribe for up to 10% of the Shares in issue as at the date of the EGM.

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17. SHARE OPTION SCHEME (Continued)

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company’s shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders’ approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors which shall not exceed ten years from the offer date subject to the provisions of early termination thereof.

The exercise price of share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the shares on the Stock Exchange as stated in the Stock Exchange’s daily quotation sheet on the offer date; (ii) the average of the closing prices of the shares as stated in the stock exchange’s daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of the shares on the offer date.

Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

On 28 January 2021, 25,500,000 share options were granted to and accepted by certain directors and employees under the Share Option Scheme. The exercise price of the options is HK$0.65. These granted share options were fully vested on 28 January 2021 with an exercise period from 28 January 2021 to 27 January 2026. The fair value of these share options at grant date is estimated using a binomial pricing model, taking into account the terms and conditions upon which the options were granted.

The following share options were outstanding under the Share Option Scheme during the year:

	Weighted average exercise price per share	Number of
	HK$	options

As at 1 January 2021	—	—
Granted during the year	0.65	25,500,000

As at 31 December 2021	0.65	25,500,000
Exercised during the period (note (a))	0.65	(12,000,000)

As at 30 June 2022	0.65	13,500,000

Note:

(a)	On 10 May 2022, 11 May 2022 and 6 June 2022, the directors exercised their share options under the Company’s share option scheme, the Company allotted and issued 4,000,000, 5,961,538 and 2,038,462 shares, respectively.

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17. SHARE OPTION SCHEME (Continued)

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

Number of share options ‘000	Exercise price* HK$ per share	Exercise period

13,500	0.65	28 January 2021 to 27 January 2026

*	The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company’s share capital..

The fair value of equity-settled share options granted during the year ended 31 December 2021 was estimated on the date of grant using a binomial model, taking into account the terms and conditions upon the options were granted. The following table lists out the inputs to the model used:

	Directors		Employee

Fair value of the share option (HK$ per share)	HK$	0.3	HK$	0.28
Exercise multiple		2.8		2.2
Dividend yield (%)		—		—
Expected volatility (%)		73.28%		73.28%
Risk-free interest rate (%)		0.73%		0.73%

The fair value of the share options granted during the period was HK$nil (year ended 31 December 2021: HK$7,687,000), of which the Group recognized share option expense of HK$nil (year ended 31 December 2021: HK$7,687,000) during the period ended 30 June 2022.

As at 30 June 2022, the Company has 13,500,000 (31 December 2021: 25,500,000) share options outstanding under the Share Option Scheme.

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18. MATERIAL RELATED PARTY TRANSACTIONS

The Group had the following material transactions with related parties during the period:

		For the six months ended 30 June
		2022	2021
		(Unaudited)	(Unaudited)
	Notes	HK$’000	HK$’000

Contract revenue from Pubang	(i)	95	363
Lease payment to directors
Chan Yick Yan Andross	(ii)	235	233
Tian Ming	(ii)	—	103
Loans to
上海泰迪朋友投資管理有限公司 (“Teddy”)		302	—
上海奕桂品牌管理有限公司 (“Yigui”)	(iii)	8,123	4,174
Repayment of loans from
Earthasia Worldwide Holdings Limited (“EA Trading”)	(iv)	315	—
Yigui	(iii)	4,119	4,569
Interest income from
大連鵬亞國際貿易有限公司 (“Dalian Trading”)		12	—
Yigui	(iii)	275	76
Teddy		124	—
EA Trading	(iv)	13	—
Loans from
EA Trading	(v)	4,620	909
Repayment of loans to
EA Trading	(v)	95	6,549
Yigui	(vi)	3,927	—
Interest expenses to
EA Trading	(v)	132	39
Yigui	(vi)	—	176

(i)	The Company’s subsidiary, Earthasia (Shanghai) Co., Ltd., entered into a framework sale agreement dated 30 July 2014 with Pubang, pursuant to which the Group has agreed that (a) Pubang (or any of its subsidiaries) may (i) subcontract to Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) all or part of its landscape projects that require landscape architecture services; and (ii) refer to Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) clients which require landscape architecture services; and (b) Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) may (i) subcontract to Pubang (or any of its subsidiaries) all or part of its landscape projects that are not related to landscape architecture (including but not limited to landscape construction, landscape maintenance and garden nursery); and (ii) refer to Pubang (or any of its subsidiaries) clients which require landscape services that are not related to landscape architecture. On 17 December 2019, Earthasia (Shanghai) and Pubang entered into a renewed cooperation agreement. The Group’s contract revenue derived from Pubang for the period ended 30 June 2022 amounted to HK$95,000 (2021: HK$506,000).

Related party transactions with Pubang also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(ii)	The Group entered into lease agreements with directors Mr. Andross Chan and Mr. Ming Tian to lease certain properties. The rents have been agreed mutually between the Group and these directors.

Mr. Tian Ming was resigned as director on 28 December 2021.

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18. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

(iii)	The Group granted a short-term loan in aggregate of RMB6,723,000 (2021: RMB10,250,000) to Yigui, a joint venture of the Group during the period. The interest rate was 12% (2021: 12%) per annum. During the six month ended 30 June, 2022, Yigui repaid RMB3,410,000 (2021: RMB9,480,000) to the Group. The outstanding balance of the loan was RMB5,233,000 (2021: RMB1,920,000) as at 30 June 2022.

(iv)	In 2021, the Group renewed its revolving loan facility of HK$50,000,000 granted to EA Trading, a joint venture of the Group, to support its business operation with a one-year term which was unsecured and bore interest at 12% per annum. The outstanding principal and interest were fully repaid during the period ended 30 June 2022.

(v)	The Group utilised a revolving loan in aggregate of HK$4,620,000 granted by EA Trading to the Group during the period ended 30 June 2022, which was unsecured and bore interest at 12% per annum. The revolving loan at all times with a balance did not exceed HK$10,000,000. The outstanding balance of the loan was HK$4,620,000 (2021: HK$nil) as at 30 June 2022.

(vi)	上海奕桂品牌管理有限公司, a joint venture of the Group granted a six month term loan in aggregate of HK$4,209,000 at interest rate of 8% per annum to the Group in 2020. The principal and interest were fully repaid during the period ended 30 June 2022.

19. LEGAL PROCEEDINGS

On 1 December 2017, the Group completed the acquisition of 51% equity interest in Wenlvge from independent third party vendors at a consideration of RMB10,200,000. Pursuant to the acquisition agreement, the aforesaid vendors jointly and severally guaranteed to the Group that the audited net profit after tax of Wenlvge for each of the three financial years ending 31 December 2018, 31 December 2019 and 31 December 2020 shall not be less than RMB2,570,000.

According to the auditor’s report of Wenlvge dated 28 February 2019, the audited net loss of Wenlvge for the year ended 31 December 2018 was approximately RMB4.1 million and therefore Wenlvge failed to meet the profit guarantee of RMB2,570,000 which was guaranteed by the vendors to the Group. Since April 2019, Wenlvge has ceased its operations. Pursuant to the agreement, the vendors were obliged to make the compensation of RMB26.3 million to the Group within 10 working days after the issuance of auditor’s report.

However, the Group has not received any compensation from the vendors despite repeated requests. In May 2019, the Group filed a claim of approximately RMB26.3 million against the vendors at the Shanghai International Arbitration Center. The arbitration hearing was conducted in September 2019 and it was held that the Vendors were jointly and severally liable for making a compensation to the Group in the total amount of approximately RMB21.66 million. The aforesaid arbitration result was final and conclusive. The Vendors should fulfill the payment obligation within 15 days from the arbitration results.

Despite the arbitration results which were made in favour of the Group, the Company was still not able to enforce the payment from the vendors because the Company was informed by the court that the vendors did not possess any personal properties. In August 2020, the Company further filed an investigation order to the court against certain vendors who had deliberately transferred out of their properties in avoidance of their payment obligations. In January 2021, the court accepted the case and it is under review.

In the end of 2021, the court held that the vendors deliberately transferred assets in order to avoid payment obligations. Up to the date of this interim report, the Group has received an aggregate of approximately RMB1.35 million from two of the vendors, while another one appealed against the court decision which is under determination by the court.

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20. FINANCIAL GUARANTEE

The Company has provided guarantee of repayment in respect of facilities of bank borrowings of a subsidiary amounting to HK$11,693,000 (equivalent to RMB10,000,000) (2021: HK$12,231,000), of which HK$5,426,000 (equivalent to RMB4,640,000) (2021: HK$6,115,000) was utilised and outstanding as at 30 June 2022. In the opinion of the directors of the Company, the estimate fair value of the financial guarantee is insignificant and accordingly, it is not recognised in the Company’s financial statements.

21. EVENTS AFTER THE REPORTING PERIOD

a.	On 30 May 2022, Graphex Technologies, LLC (“Graphex Tech”), an indirect wholly-owned subsidiary of the Company and Emerald Energy Solutions LLC (“EES”), an independent third party, entered into an agreement in relation to the JV formation. Upon formation, Graphex Tech will initially own one-third and EES will initially own two-third of the JV membership interest.

Pursuant to the agreement, (i) EES granted to Graphex Tech the call option for purchasing 30 JV units (representing one-third of the JV membership interest) from EES in consideration for 35,000,000 consideration shares; and (ii) Graphex Tech granted EES the put option for requiring Graphex Tech to purchase 30 JV units (representing one-third of the JV membership interest) from EES in consideration for 35,000,000 consideration shares.

The Company will seek ordinary shareholders’ approval on the specific mandate for the issuance of consideration shares upon exercise of the call option/put option.

b.	On 19 August 2022, the Company issued an aggregate 4,695,653 American Depositary Shares (ADSs), representing 93,913,060 underlying shares or 14.78% of the issued ordinary shares immediately following the closing, to an underwriter at the gross offer price to the public of US$2.5 per ADS (equivalent to approximately HK$0.9798 per underlying ordinary shares) in relation to its public offering and uplisting of the ADSs on the NYSE American Exchange.

On 26 August 2022, the underwriter exercised the over-allotment option. The Company issued 704,347 option ADSs (representing 14,086,940 underlying shares), representing 2.17% of the issued ordinary shares immediately following the closing in respect of the over-allotment option, at the gross offer price to the public of US$2.5 per ADS (equivalent to approximately HK$0.9798 per underlying share).

22. COMPARATIVE FIGURES

Certain comparative information has been restated to conform with the current period’s presentation.

23. APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and authorised for issue by the board of directors on 30 August 2022.

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Management Discussion and Analysis

Business Review

2022 is an important year for Graphex Group Limited. The formation of Graphex Michigan I LLC, the joint venture between Emerald Energy Solutions LLC (“EES”) and Graphex Technologies LLC, has marked the beginning of the Group’s participation in global electric vehicle (“EV”) supply chain. While the revenue of the graphene products business of the Group remains the major contributor, we see the opportunity and necessity to expand our graphene products business both in China and the rest of the world. Geopolitical issues and COVID-19 are still challenging. On the other hand, the proliferation of EV and its related industry are promising. Our main product natural spherical graphite is used to produce anode of lithium-ion batteries that are used in EV, electronics, power tools, electric scooter, etc. The trend of electrification is going to last for some years.

Graphene Products Business

For the six months ended 30 June 2022, the graphene products business contributed revenue of approximately HK$103.4 million, representing approximately 63.4% of the Group’s total revenue, with an adjusted EBITDA of approximately HK$23.2 million. Comparing to the six months ended 30 June 2021, the revenue and the adjusted EBITDA decreased by approximately 3.6% and 3.3% respectively.

The main product of graphene products business is natural spherical graphite which is an essential material to produce anodes of lithium-ion batteries for EV and energy storage systems. In addition to our production facilities in Jixi, Heilongjiang, PRC, the Group has kickstarted the plan to increase its production capacity to 40,000 tons by implementing new production facilities in Mashan Graphite Industrial Park, Jixi, Heilongjiang, PRC. Graphex Michigan I LLC, the joint venture between EES and Graphex Technologies LLC, is incorporated in June 2022 to establish an anode material manufacturing facilities in Warren, Michigan, USA. Both facilities are intended to commence in production in 2023.

The Group has continued to invest in research and development of new technologies to enhance its graphene products, increase the yield, and reduce energy consumption. During the reporting period, the graphene products segment has spent HK$10.7 million in research and development which represents approximately 10.3% of the revenue of the graphene products business.

The demand for spherical graphite is expected to be strong in 2022. In 2021, 499,573 EVs has been produced in China, which is 2.6 times of the number in 2020. The production of EV in Germany is approximately 230,000 and that in US is approximately 110,000. Each EV contains approximately 70kg of graphite in its batteries. Currently, 90% of graphite anode material are supplied from China, and the remaining 10% from South Korea and Japan. The US government is eager to change this scenario by encouraging the development of a domestic supply chain for the EV industry. Graphex Michigan I LLC is going to be one of the first anode material producers landed in the US to support the US battery makers.

Landscape Architecture Business

The Group maintains its market position as one of the leading landscape architecture providers predominantly in the PRC and Hong Kong. It offers landscape architecture services to clients including governments, private property developers, state-owned property developers, design services companies and engineering companies in the PRC and Hong Kong.

The revenue of the Group’s landscape architecture services segment decreased to approximately HK$57.7 million for the six months ended 30 June 2022, representing a decrease of approximately 17.5%, as compared with that of approximately HK$69.9 million for the six months ended 30 June 2021. The decrease in revenue was primarily due to the lockdown of several cities in PRC since March 2022.

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For the six months ended 30 June 2022, the Group entered into 43 new contracts with a total contract sum of approximately HK$59.4 million for projects located in the PRC and 21 new contracts with a total contract sum of approximately HK$8.3 million for projects located in Hong Kong. Geographically, approximately 87.7% of the new contract sum represented projects located in the PRC and approximately 12.3% represented projects located in Hong Kong in terms of contract sum.

The number of new contracts and contract sum entered by the Group compared with last reporting period are set out as follows:

Six months ended 30 June	No. of new contracts	Contract sum (HK$’million)

2022	64	67.7
2021	69	67.9

The new contract sum decreased to approximately HK$67.7 million for the six months ended 30 June 2022, representing a decrease of approximately 0.3%, as compared with that of approximately HK$67.9 million for the last reporting period mainly due to an one-off large project recorded in last period.

Catering Business

The Group’s catering business is mainly represented by the provision of management services to a Thai Gallery restaurant serving Thai Cuisine in the PRC. The Group’s catering revenue decreased to approximately HK$2.0 million for the six months ended 30 June 2022, representing a decrease of approximately 63%, as compared with that of approximately HK$5.4 million for the six months ended 30 June 2021. The catering segment contributed approximately 1.2% of the Group’s total revenues. The decrease in revenue from the catering segment was mainly due to cease and/or downscale of operation of restaurants in China due to the continuous deterioration in market environment since the outbreak of the COVID-19 pandemic.

The COVID-19 pandemic has had a significant impact across our catering business since 2020. As a result, we discontinued operations of our restaurant in Chengdu, China in August 2021. We currently only provide management services to one restaurant in Shanghai. We do not intend to further expand the catering business.

FINANCIAL REVIEW

Revenue

The Group’s total revenue decreased to approximately HK$163.1 million in first half of 2022, compared with HK$182.6 million for the six months ended 30 June 2021, representing year-on-year decrease of approximately 10.7%.

In line with the new direction of the Group, during the reporting period the Group exhibited strong growth, driven by the graphene products segment. The graphene products segment contributed revenue of approximately HK$103.4 million, representing a decrease of approximately 3.6%, compared with HK$107.3 million for the six months ended 30 June 2021. The landscape architecture segment contributed revenue of approximately HK$57.7 million, representing a decrease of approximately 17.5%, compared with HK$69.9 million for the six months ended 30 June 2021.

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Cost of sales

Cost of sales decreased to approximately HK$104.2 million for the six months ended 30 June 2022, representing a decrease of approximately 6.8%, as compared with that of approximately HK$111.8 million for the same period in 2021.

Cost of sales mainly represented cost of inventories in respect of graphene products business and catering business and project staff cost in respect of landscape architecture segment. The decrease in cost of sales was generally in line with the decrease in revenue derived from graphene products segment and landscape architecture segment.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$58.9 million for the six months ended 30 June 2022, representing a decrease of approximately 16.9%, as compared with that of approximately HK$70.9 million for the same period in 2021.

Gross profit margin decreased to approximately 36.1% for the six months ended 30 June 2022, as compared with that of approximately 38.8% for the same period in 2021. The slight decrease was mainly attributable to the decrease of gross profit margin in landscape architecture segment.

Selling and marketing expenses

Selling and marketing expenses decreased to approximately HK$2.2 million for the six months ended 30 June 2022, representing a decrease of approximately 64.5%, as compared with that of approximately HK$6.2 million for the same period in 2021. The decrease was mainly due to the downscale of catering business.

Administrative expenses

Administrative expenses decreased to approximately HK$85.0 million for the six months ended 30 June 2022, representing a decrease of approximately 15.3%, as compared with that of approximately HK$100.3 million for the same period in 2021. The decrease was mainly due to (i) the decrease in research and development cost for new graphene products, (ii) decrease in auditors’ remuneration and professional fees in relation to the proposed initial public offering in the United States, and (iii) the share-based payment expenses including share options and share awards granted to directors, employees and consultants in 2021 while no such share-based payment expenses in 2022.

Impairment loss on financial and contract assets

The impairment loss, which represented impairment loss of trade receivables, contract assets, and other receivables, increased to approximately HK$16.5 million for the six months ended 30 June 2022, representing an increase of approximately 57.1%, as compared with that of approximately HK$10.5 million for the same period in 2021. The increase mainly reflected the Group’s increase in credit loss under the less favourable market and economic environment which negatively affected the Group’s collectability on financial and contract assets related to landscape architecture segment.

Impairment loss of property, plant and equipment

Impairment loss of property, plant and equipment decreased to approximately HK$nil for the six months ended 30 June 2022, representing a decrease of 100%, as compared with that of approximately HK$3.9 million for the same period in 2021.

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Net loss

As a result of the foregoing, the loss attributable to owners of the Company was approximately HK$59.6 million for the six months ended 30 June 2022, as compared with that of a loss attributable to owners of the Company of approximately HK$64.7 million for the same period in 2021.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximizing the return to shareholders through improving the debt and equity balance.

	As at 30 June 2022	As at 31 December 2021
	HK$’000	HK$’000

Current assets	301,186	306,488
Current liabilities	365,864	373,865
Current ratio	0.8x	0.8x

The current ratio of the Group at 30 June 2022 was approximately 0.8 times as compared to that of approximately 0.8 times at 31 December 2021 as a result of the convertible notes issued which allowed the Company to redeem the mature debt securities.

At 30 June 2022, the Group had total cash and bank balances of approximately HK$27.3 million (31 December 2021: HK$30.2 million).

At 30 June 2022, the Group’s gearing ratio (represented by total interest-bearing bank and other borrowings at the end of the period divided by total equity at the end of the respective period multiplied by 100%) was approximately 97.8% (31 December 2021: 245.9%).

The capital structure of the Company mainly comprises issued ordinary shares, preference shares and debt securities. As of 30 June 2022, the Company had outstanding issued corporate bonds of approximately HK$158.9 million, issued promissory notes of approximately HK$87.5 million, issued convertible notes (as liability) of approximately HK$48.0 million, 541,386,150 ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 30 June 2022.

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Pledge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitment

The Group had no significant capital commitment as of 30 June 2022.

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC and most of the transactions are denominated and settled in HKD and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivables management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees’ remuneration

As at 30 June 2022, the Group had 367 employees. Employees are remunerated according to nature of the job, market trend, and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs.

A share option scheme (the “Share Option Scheme”) was adopted by the Company on 3 June 2014 and became effective on 25 June 2014. During the six months ended 30 June 2022, no share options were granted, accepted and vested to certain directors and employees (six months ended 30 June 2021: 25,500,000) under the Share Option Scheme.

On 21 August 2014, the Company adopted a share award scheme (the “Share Award Scheme”). The principal objectives of the Share Award Scheme are (i) to recognise the contributions by employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group. Details of the Share Award Scheme were set out in the announcements of the Company dated 21 August 2014, 5 January 2015 and 7 September 2015.

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On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the “EIL Share Award Scheme”). The purposes and objectives of the EIL Share Award Scheme are to recognise the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of the Earthasia (International) Limited group and to attract suitable personnel for further development of the Earthasia (International) Limited group. Details of the EIL Share Award Scheme were set out in the announcement of the Company dated 19 January 2021.

ADVANCES TO AN ENTITY

As disclosed in the announcements of the Company dated 20 September 2016, 24 January 2017, 8 December 2017, 25 June 2019 and 1 December 2021(the “Announcements”), the Company as the Lender entered into a loan agreement (the “Loan Agreement”) on 1 December 2021 with the borrower pursuant to which the Lender agreed to provide an unsecured revolving loan facility (the “Revolving Loan Facility”) in the amount of HK$50,000,000 at an interest rate of 12% per annum during the availability period from 1 January 2022 to 31 December 2024. Subject to the terms and conditions, the Revolving Loan Facility can be drawn down at any time for one year during the availability period. Set out below are the principal terms of the loan agreement:

Fourth Renewal Agreement

Date of agreement:	1 December 2021

Borrower:	Earthasia Worldwide Holdings Limited

Revolving facility amount:	Up to HK$50,000,000

Interest rate per annum:	12%

Availability period:	1 January 2022 to 31 December 2024

Repayment term:	One year

Repayment:	Borrower shall repay the interests with the principal amount at loan maturity

Early repayment:	The Borrower may prepay all or any part of a drawdown prior to the maturity date without penalty. Any prepayment of a drawdown will refresh the available amount of the Revolving Loan Facility for drawing. Any early repayment shall first settle all interests accrued.

Collateral:	Nil

Other terms and conditions:	The Lender shall have absolute discretion as to whether to make available any sum for any drawdown under the loan agreement.

The advance was made on the basis of the Company’s credit assessments on the Borrower’s financial strength, repayment history and the tenure of the advance. The Company considered that the risks and return involved in the advance to the Borrower are justifiable. For further details, please refer to the Announcements. As of 30 June 2022, there is no outstanding loan balance due from the Borrower group to the Company.

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In relation to the provision of financial assistance by the Company to the Borrower, a combined statement of financial position of the Borrower group as at 30 June 2022 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

30 June 2022	HK$’000

Cash and cash equivalents	435
Other current assets	20,228
Current assets	20,663
Non-current assets	52
Current liabilities	(56,850)
Non-current liabilities	(2,036)
Net assets/(deficiency in assets)	(38,171)
Reconciliation to the Group’s interests in the joint venture:
Proportion of the Group’s ownership	30%
Carrying amount of the investment	—
Revenue	8,855
Interest expense	(1,272)
Loss for the year	(2,563)
Loss and total comprehensive loss for the year	(2,563)

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this interim report, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the period under review. Apart from those disclosed in this interim report, there was no plan authorised by the Board for other material investments or additions of capital assets at the date of this interim report.

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ISSUE OF CONVERTIBLE NOTES AND USE OF PROCEEDS

For the purpose of settling the debt instruments due in 2021 issued by the Company and the development of the Group’s graphene products business, the Company has been engaging in fund raising exercise in Hong Kong and in the United States. On 19 January 2021, the Company and Lexinter International Inc. (the “Subscriber”) entered into the subscription agreement for the subscription of convertible notes. On 24 May 2021, the Company and the Subscriber entered into the supplemental agreement to amend certain terms and conditions of the subscription agreement.

The principal terms of the convertible notes pursuant to the subscription agreement, as amended by the supplemental agreement, are as follow:

Aggregate principal amount of the convertible notes	:	US$15,000,000

Principal amount issued during the reporting period	:	Subsequent Note — US6,910,000

Issue price	:	100% of the principal amount

Maturity date	:	The date falling on the second (2nd) anniversary of the date of issue of the convertible notes

Interest rate	:	5.5% per annum

Conversion period	:	The period commencing on the issue date of the convertible notes to the close of business in Hong Kong on the date falling one business day prior to the maturity date (both days inclusive).

Conversion price	:	Initially at HK$0.65 per conversion share (subject to adjustment)

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During the six months ended 30 June 2022, the Company and the Subscriber had closed the Subsequent Note of the amount of US6,910,000 (31 December 2021: First Note of the amount of US$500,000 and twelve Other Initial Notes with an aggregate amount of US$7,590,000) under the general mandate. Set out below is a table showing the dates of the closing of the First Note, the twelve Other Initial Notes and the Subsequent Note and their respective noteholders:-

		Principal amount
Description	Issue date	(US$)	Name of noteholder

First Note	1 February 2021	500,000	The Subscriber
Other Initial Note	1 March 2021	500,000	EMA (Note 1)
Other Initial Note	1 March 2021	500,000	Masan Fund (Note 2)
Other Initial Note	15 March 2021	500,000	The Subscriber
Other Initial Note	12 April 2021	500,000	The Subscriber
Other Initial Note	26 April 2021	500,000	The Subscriber
Other Initial Note	10 May 2021	500,000	The Subscriber
Other Initial Note	27 May 2021	1,250,000	The Subscriber
Other Initial Note	7 June 2021	750,000	The Subscriber
Other Initial Note	30 June 2021	500,000	The Subscriber
Other Initial Note	14 July 2021	750,000	The Subscriber
Other Initial Note	23 July 2021	500,000	The Subscriber
Other Initial Note	24 August 2021	840,000	The Subscriber
Subsequent Note	10 January 2022	6,910,000	The Subscriber (Note 3)

Notes

1.	EMA is an assignee of the Subscriber under the Subscription Agreement to be the holder of the Other Initial Note for the principal amount of US$500,000 subscribed by the Subscriber. To the best of the Director’s information, EMA is 100% owned by Felicia Preston.

2.	Masan Fund is an assignee of the Subscriber under the Subscription Agreement to be the holder of the Other Initial Note for the principal amount of US$500,000 subscribed by the Subscriber. To the best of the Director’s information, Masan Fund is ultimately owned as to 55% by Hui Nok Yi, 25% by Liem Chi Kit Kevin and 20% by Yau Wai Chung.

3.	On 27 January 2022, the Subscriber assigned its convertible note of the amount of US1,780,000 to 10 independent parties.

During the six months ended 30 June 2022, the net proceeds raised from the convertible notes issued was approximately US$6.9 million (equivalent to approximately HK$53.5 million) (31 December 2021: US$8.1 million (equivalent to approximately HK$62.8 million)). The intended use, utilised and remaining balance of the net proceeds as of 30 June 2022, respectively, are summarised below:

	Intended use	Utilised net proceeds up to 30 June 2021	Remaining balance as of 30 June 2021
Uses	HK$ million	HK$ million	HK$ million

Redemption of outstanding debt securities	87.2	95.1	—
Working capital	29.1	21.2	—

Total	116.3	116.3	—

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Please also refer to note 16 to the Interim Condensed Consolidated Financial Statements in this interim report.

More details of the convertible notes were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and the circular of the Company dated 30 June 2021.

PROSPECTS

We are still shadowed by COVID-19, inflation, interest rates hike, geopolitical unrest in 2022. But none of the aforementioned issues will impede our yearning for a better living environment, cleaner air and greener energy. The use of renewable energy and electrification is an unreversible trend where rechargeable batteries play an important role. We produce natural graphite anode material which is needed today for the production of lithium-ion batteries, and we invest in research of enhancement of the natural graphite anode material which can be used in the future. Natural graphite is an environmental friendly form of carbon structure that does not create carbon dioxide or toxic compounds. Unlike coal or coke, graphite is not a kind of fossil fuel and does not burn. In fact, graphite may also be used as refractory material. The spherical graphite we produced is specially made for the use of battery anode material. Currently, our production capacity is fully utilized and basically, we sell everything we make in China. According to Benchmark Mineral Intelligence, the announced capacities of the battery gigafactories in the US, Europe and China combined convert to an annual demand of graphite anode material of over 4 million tons by 2030. This is over 10 times of the demand today. The time for expansion is now.

Amid downturn of real estate development sector, budget cutting of government projects and occasional lockdown in cities of China, we have to take prudent measure in order to maintain profitability of our landscape architecture business. We will be focusing on high quality high return projects in China and maintain an efficient and effective work force.

Particularly, we shall develop more project opportunities from government owned developers and public authorities which are financially strong.

The listing of ADS on NYSE American in August 2022 is another huge milestone in the history of Graphex Group Limited. It is a step forward to become a global anode material supplier. We believe we have set course in the right direction, and we shall continue to create value for our shareholders.

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Other Information

DISCLOSURE OF INTERESTS

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company and its associated corporations

As at 30 June 2022, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of the associated corporations (within the meaning of Part XV of the SFO) which (i) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) are required, pursuant to section 352 of the SFO, to be entered in the register as referred to therein; or (iii) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange are as follows:

Long position in the Shares and underlying Shares

		Number of Shares				Number of underlying Shares held under the Share		Approximate
Name of Director	Capacity	Personal interest	Family interest	Corporate interest	Other interest	Option Scheme	Total	% of shareholding

Chan Yick Yan Andross	Beneficial owner, interest of controlled corporation	4,204,000	—	93,716,8871	—	—	97,920,887	18.09%

Lau Hing Tat Patrick	Beneficial owner, interest of spouse, interest of controlled corporation	7,232,000	1,980,000	46,003,4442	—	—	55,215,444	10.20%

Yang Liu [3]	Beneficial owner	—	—	—	—	4,000,000	4,000,000	0.74%

Notes:

1.	Such interests are held by CYY Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Chan Yick Yan Andross is interested in the entire issued share capital.

2.	Such interests are held by LSBJ Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Lau Hing Tat Patrick is interested in the entire issued share capital.

3.	Mr. Yang Liu ceased to be a director on 29 June 2022.

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Long position in the shares of associated corporations of the Company

Name of director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Approximate % of shareholding

Chan Yick Yan Andross	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Lau Hing Tat Patrick	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Saved as disclosed above, as at 30 June 2022, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial Shareholders’ Interests and Short Positions in Shares and Underlying Shares

As at 30 June 2022, so far as the Directors and chief executive of the Company are aware, other than the interests of the Directors and chief executive of the Company as disclosed in the section titled “Directors’ and chief executive’s interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations”, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange.

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Long position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding

CYY Holdings Limited [1]	Beneficial owner	93,716,887	17.31%
PBLA Limited [2]	Beneficial owner	75,123,669	13.88%
Pubang Landscape Architecture (HK) Company Limited [2]	Interest of controlled corporation	75,123,669	13.88%
Pubang Landscape Architecture Company Limited [2]	Interest of controlled corporation	75,123,669	13.88%
LSBJ Holdings Limited [3]	Beneficial owner	46,003,444	8.50%
Gao Xin [4]	Beneficial owner, interest of controlled corporation	31,848,000	5.88%
Profit King Investment Development Limited[4]	Beneficial owner	27,000,000	4.99%

Notes:

1.	CYY Holdings Limited is 100% beneficially owned by Mr. Chan Yick Yan Andross. Accordingly, Mr. Chan Yick Yan Andross is deemed to be interested in the shares of the Company held by CYY Holdings Limited under the SFO.

2.	PBLA Limited is 100% beneficially owned by Pubang Landscape Architecture (HK) Company Limited, which is in turn 100% beneficially owned by Pubang Landscape Architecture Company Limited. Accordingly, each of Pubang Landscape Architecture (HK) Company Limited and Pubang Landscape Architecture Company Limited is deemed to be interested in the Shares held by PBLA Limited under the SFO.

3.	LSBJ Holdings Limited is 100% beneficially owned by Mr. Lau Hing Tat Patrick. Accordingly, Mr. Lau Hing Tat Patrick is deemed to be interested in the shares of the Company held by LSBJ Holdings Limited under the SFO.

4.	Mr. Gao Xin holds 4,848,000 Shares by himself and 27,000,000 Shares through Profit King Investment Development Limited, a company incorporated in the British Virgin Islands. The issued share of Profit King Investment Development Limited is wholly owned by Mr. Gao Xin.

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DIRECTORS’ INTERESTS IN COMPETING INTERESTS

Save as Mr. Ma Lida, our non-executive Director nominated by Pubang Landscape Architecture Co., Ltd., whom is required to declare his conflict of interests and barred from participation or voting on issue if there is any potential conflict of interest between the Group and Pubang Landscape Architecture Co., Ltd., the Directors are not aware of any business or interest of the Directors, the controlling shareholder and their respective associates (as defined under the Listing Rules) that compete or may compete with the business of the Group and any other conflict of interest which any such person has or may have with the Group during the six months ended 30 June 2022.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B)(1) of the Listing Rules, the changes in information of Directors are set out below:

Directors	Details of Changes

Yang Liu	Ceased to be an executive Director on 29 June 2022

SHARE OPTION SCHEME

A share option scheme (the “Share Option Scheme”) was adopted by the Company on 3 June 2014 and became effective on 25 June 2014. The Board may at its discretion grant share options to any qualifying participants to subscribe for shares in the Company, subject to the terms and conditions stipulated therein.

Summary of the share option scheme

1.	Purposes	To provide incentives and rewards to eligible participants who contribute to the success of the Group’s operations.

2.	Qualifying participants	Any director, including independent non-executive director, of the Company and any entity in which the Group holds at least 20% of its shares (the “Invested Entity”), other employees of the Group or the Invested Entity, suppliers of goods or services to the Group or the Invested Entity, customers of the Group or the Invested Entity, person that provides technological support to the Group or the Invested Entity, shareholders of the Group or the Invested Entity, holders of any securities issued by the Group or the Invested Entity, advisor or consultant to the Group or the Invested Entity, and any non-controlling shareholder in the Company’s subsidiaries.

3.	Maximum number of shares	The maximum number of unexercised share options currently permitted to be granted under the Share Option Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue as at the listing date (i.e. 40,000,000 shares).

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4.	Maximum entitlement of each participant	The maximum number of shares issuable under share options to each eligible participant in the scheme within any 12-month period is limited to 1% of the shares of the Company in issue from time to time. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting.

Any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company’s shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders’ approval in a general meeting.

5.	Option period	The exercise period of the share options granted is determinable by the Board which shall not exceed ten years from the offer date subject to the provisions of early termination thereof. There is no minimum period for which a share option must be held before it can be exercised.

6.	Acceptance of offer	The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee.

7.	Exercise price	The exercise price of share options is determinable by the Board, but may not be less than the highest of (i) the closing price of the shares on the Stock Exchange as stated in the Stock Exchange’s daily quotation sheet on the offer date; (ii) the average of the closing prices of the shares as stated in the Stock Exchange’s daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of the shares on the offer date.

8.	Remaining life of the scheme	It shall be valid and effective for a period of 10 years commencing on 3 June 2014.

All the options forfeited before expiry of the Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Share Option Scheme.

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A summary of the movements of the outstanding share options during the six months ended 30 June 2022 are as follows:

				Exercise	Number of Share Options
	Date of	Vesting	Exercisable	price	As at			Cancelled/	As at
Grantees	grant	date	period	(HK$)	01/01/2022	Granted	Exercised	Lapsed	30/06/2022

Directors
Lau Hing Tat Patrick[1]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	4,000,000	–	–
Chan Yick Yan Andross[2]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	4,000,000	–	–
Tian Ming[5]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	–	–	4,000,000
Yang Liu [3]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	–	–	4,000,000
Qiu Bin	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	4,000,000	–	–
Tu Wenzhe [4]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	–	–	4,000,000
Employee(s)
Other employee(s)	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	1,500,000	–	–	–	1,500,000
Total					25,500,000	–	12,000,000	–	13,500,000

Notes:

1.	Mr. Lau Hing Tat Patrick was also a substantial shareholder of the Company during the reporting period.

2.	Mr. Chan Yick Yan Andross was also the chief executive officer and a substantial shareholder of the Company during the reporting period.

3.	Mr. Yang Liu ceased to be a director on 29 June 2022.

4.	Mr. Tu Wenzhe ceased to be a director on 5 August 2021.

5.	Mr. Tian Ming ceased to be a director on 28 December 2021.

6.	The closing price of the Shares immediately before the date on which the options were granted was HK$0.6.

7.	No share options were cancelled or lapsed during the reporting period.

Save as disclosed above, at no time during the period under review was the Company or its subsidiaries a party to any arrangement that enabled the Directors or any of their associates to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

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SHARE AWARD SCHEME

On 21 August 2014, the Company adopted a share award scheme (the “Share Award Scheme”). The principal objectives of the Share Award Scheme are (i) to recognise the contributions by employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group. Details of the Share Award Scheme were set out in the announcements of the Company dated 21 August 2014, 5 January 2015 and 7 September 2015.

On 28 January 2021, 9,931,275 Shares were granted, accepted and vested to certain directors and other participants, which represented approximately 2.06% of the Company’s shares in issue at that date. The fair value of the Shares granted was approximately HK$5.9 million. For the six months ended 30 June 2021, the Group recognised expenses of approximately HK$5.9 million in the statement of profit and loss. Movements of the Share Award Scheme are also set out in note 16 to the Interim Condensed Consolidated Financial Statements in this interim report.

There were no share awards granted during the six months ended 30 June 2022. No unvested share awards were outstanding as of 30 June 2022.

EIL SHARE AWARD SCHEME

On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the “EIL Share Award Scheme”). The purposes and objectives of the EIL Share Award Scheme are to recognise the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of the Earthasia (International) Limited group and to attract suitable personnel for further development of the Earthasia (International) Limited group. Details of the EIL Share Award Scheme were set out in the announcements of the Company dated 19 January 2021.

On 28 January 2021, 100 shares were granted, accepted and vested to certain directors. Earthasia (International) Limited has allotted 100 new shares under the EIL Share Award Scheme, which represented approximately 1.96% of its enlarged shares in issue at that date. The fair value of the shares granted was approximately HK$0.5 million. For the six months ended 30 June 2021, the Group recognised expenses of approximately HK$0.5 million (30 June 2020: nil) in the statement of profit and loss.

There were no EIL share awards granted during the six months ended 30 June 2022. No unvested EIL share awards were outstanding as of 30 June 2022.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the “CG Code”) stated in Appendix 14 to the Listing Rules during the six months ended 30 June 2022. The Company reviews its corporate governance practices regularly to ensure compliance with the CG Code.

In connection with the public offering of the ADSs, the Company adopted corporate governance requirements of the NYSE Amercian.

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COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its own code of conduct for dealing in securities of the Company by the Directors. After specific enquiry made by the Company, all of the Directors confirmed that they had complied with the required standard set out in the Model Code during the six months ended 30 June 2022.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2022, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Company has established the Audit Committee to review and supervise the financial reporting process and internal Control procedures of the Group with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of four members namely, Mr. Liu Kwong Sang (an independent non- executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director), Mr. Wang Yuncai (an independent non-executive Director) and Mr. Ma Lida (a non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

REVIEW OF INTERIM RESULTS

The Group’s interim results for the six months ended 30 June 2022 have not been reviewed by external auditor but have been reviewed by the audit committee of the Company that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and that adequate disclosures have been made.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2022 (six months ended 30 June 2021: nil).

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FORWARD-LOOKING STATEMENTS

This interim report contains statements that constitute “forward-looking statements,” for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future plans and prospects.

Forward-looking statements may be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely”, “potential”, “continue” or other similar expressions. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	The Company’s goals and strategies;

●	The Company’s future business development, financial conditions and results of operations;

●	Fluctuations in prices, interest rates and other factors that may increase the Company’s costs significantly;

●	The Company’s expectations regarding demand for and market acceptance of its products and services;

●	Competition in the Company’s industry;

●	Relevant government policies and regulations relating to the Company’s industry, including governmental policies in the Peoples Republic of China as well as other governmental or sovereign risk factors related to the Peoples Republic of China and its relationship with the United States;

●	The Company’s ability to continue to diversify its manufacturing and operations in the U.S. and globally;

●	The growth of the renewable energy sector; and

●	The U.S. and global economy including any recession or other adverse economic factors that limit the ability of the Company’s customers to purchase its products, including such customer’s ability to continue investment in the renewable energy sector.

These forward-looking statements involve various risks and uncertainties. Although the Company believes that its expectations expressed in these forward-looking statements are reasonable, the Company’s expectations may later be found to be incorrect. The Company’s actual results could be materially different from the Company’s expectations. Important risks and factors that could cause the Company’s actual results to be materially different from the Company’s expectations.

The Company’s forward-looking statements are based, in part, on certain data and information that it obtained from various government and private sources. Statistical data obtained from these sources may include projections based on a number of assumptions. The Company’s industry may not grow at the rate projected by these sources, or at all. Failure of the Company’s markets to grow at the projected rate may have a material and adverse effect on the Company’s businesses and the market price of the Company’s ordinary shares and the ADSs. In addition, the rapidly changing nature of the Company’s markets may result in significant uncertainties for any projections or estimates relating to the Company’s growth prospects or future condition. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this interim report relate only to events or information as of the date on which the statements are made in this interim report. Except as required by law, the Company does not undertake an obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this interim report and the other information about the Company that is available publicly, completely and with the understanding that the Company’s actual future results may be materially different from what the Company expects.

APPRECIATION

Finally, we would like to express our gratitude to the Shareholders, business partners, subconsultants and customers for their continuous support. We would also like to thank our dedicated staff for their contributions to the success of the Group.

Lau Hing Tat Patrick

Chairman

Hong Kong, 30 August 2022

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